

# OFFERING MEMORANDUM

facilitated by



# WHITE ELEPHANT BREWING COMPANY LLC

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

### (A) The Company

| | |
|---|---|
| Name of Company | WHITE ELEPHANT BREWING COMPANY LLC |
| State of Organization | AZ |
| Date of Formation | 12/08/2020 |
| Entity Type | Limited Liability Company |
| Street Address | 1846 E Innovation Park Dr, Oro Valley AZ, 85755 |
| Website Address | https://www.whiteelephantbrewingco.com/ |

### (B) Directors and Officers of the Company

| Key Person | | Patricia Quisenberry |
|---|---|---|
| Position with the Company | | |
| | Title | CEO |
| | First Year | 2020 |
| Other business experience (last three years) | | • **Campus Supervisor** (SVUSD, *09/2003 - 05/2020*) — School District - Supervised Kindergarten students during their non-classroom part of the day. Also supervised grades 1-6 during their lunch period. |

### (C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Danielle Quisenberry | 25% |
| Samantha Quisenberry | 25% |
| Rebecca Quisenberry | 25% |
| Patricia Quisenberry | 25% |

## (D) The Company's Business and Business Plan

Our Story

This journey all started 5 years ago when Joel was given a home brew kit as a gag gift. He started using the kit and instantly fell in love with the process and the science of brewing beer. He started doing research, bought different books on brewing, became a member of the American Home Brewer's Association and joined a local home brew club in Southern California. The backyard shed was soon turned into a "brew shed", hops were planted in the planter and a wide range of beers were produced. There were really good beers produced and some not so good, but, like with everything, practice makes perfect! And there was a lot of practice, with beers being brewed almost every 2 weeks or so. Fast forward to 2020. We are now all living in the great state of Arizona and due to Covid-19, we are given the gift of time to start working on the dream of opening a family brewery. We got together to discuss one of the most important things, the name! After discussing for a little bit, White Elephant Brewing Company was mentioned. With all our different personalities and what we bring to the business, it is something of a "White Elephant".

- All of our family members finally living in Arizona to bring our dream alive!
- Becca deciding to take the lead and really hit the ground running as she has always had the drive to be an entreprenuer
- 

The Team

Joel Quisenberry, Brewmaster
Becca Quisenberry, Chief Operating Officer
Patty Quisenberry, Chief Executive Officer
Danielle Quisenberry, Chief Financial Officer
Samantha Quisenberry, Vice President of Operations
Mike Smith, Finance Manager

Our Story

It all started when Joel Quisenberry got a home brew kit for Christmas as a gag gift back in 2015. He started using the kit and instantly fell in love with the process and the science of brewing beer. He started doing research, bought different books on brewing, became a member of the

American Home Brewer's Association and joined a local home brew club in Southern California. The backyard shed was soon turned into a "brew shed", hops were planted in the planter and a wide range of beers were produced. There were really good beers produced and some not so good, but, like with everything, practice makes perfect! And there was a lot of practice, with beers being brewed almost every 2 weeks or so.

The idea for a family brewery started to come about a few years after that home brew kit was gifted. At the time it was just an idea and was placed on the back burner due to different life events (having children, moving, graduating college, starting new careers). We all (Joel, Patty, Danielle, Samantha, Rebecca, and Mike) did not live in the same state (spread out between California, Arizona and Hawaii), so the timing was just not right to start a business.

Fast forward to 2020. We are now all living in the great state of Arizona and due to Covid-19, we are given the gift of time to start working on the dream of opening a family brewery. We got together to discuss one of the most important things, the name! After discussing for a little bit, White Elephant Brewing Company was mentioned. We all look around the table and instantly say "that name describes our family to a T". With all our different personalities and what we bring to the business, it is something of a "White Elephant". Grab a pint and become part of the White Elephant Brewing Company family!

Communicate with the Customer

White Elephant Brewing Company will communicate with its customers by:

- Posting on social media accounts (Instagram, Facebook, etc) on our progress of building and brewing beer to start the hype of our grand opening.
- Utilize a PR agent to contact news stations/magazines, etc for bits on the local news or websites.
- Providing contact information on the company website along with a subscribe option to receive emails from us.
- Be present at future beer festivals (given the state of the nation due to COVID-19) with our merchandise such as coasters and stickers along with business cards.

Future of the Company

Although the microbrewery industry is fairly new to Arizona, there has been massive growth in new microbreweries opening up across the valley.

- White Elephant Brewing Company plans to open our first location in Phoenix, AZ near Deer Valley Airport. A
- As our sales in our taproom and cans grows, we plan to open additional taprooms in other parts of the valley to bring in new customers and serve a majority of the valley.

Concept

White Elephant Brewing Company proposes not to be just another brewery/taproom, but to be three related businesses:

- A taproom serving top-quality ales and lagers, both of our own production and those available from other local breweries;
- A 7 barrel brewery with a yearly capacity of 2500 barrels;
- And a wholesale distributor which supplies the needs of selected local taverns in the local market.

- The principle of the brewery/taproom is to make people aware of the brewing renaissance in this and other countries.

Our Mission Statement

White Elephant Brewing Company's mission is to bring knowledge and excellent craft beer to the metro Phoenix area. We provide a vast range of taps to expand customers brew experience and family values by having all our family members working day-to-day.

Company Advantages

One thing that will define White Elephant Brewing Company operation is the plan to brew both European Style Lagers and Worldwide Style Ales, something to date that has not been consistently executed by local breweries of our size.

- We plan to offer 1-2 lagers and 5-8 ales supplied by White Elephant Brewing, including seasonal beers such as Oktoberfest, Summer ales and lagers, and a Winter Ale.
- The brewery hardware will be such that we will be able to produce top-quality examples of each of these beers, unlike the more simply conceived brewhouses of many competing breweries.
- Moreover, the capacity of The White Elephant Brewing brewhouse and storage facilities will enable us to be responsive to the demands and quality expectations of the wholesale market.

Growth Strategy

There are two facets to the marketing of the Brewery/Taproom having to do specifically with pub operations:

- The Taproom will have a selection of 9-12 beers produced in-house, as well as 3-6 beers from other local breweries and some of the best craft beers from across the country. In this way we will appeal to both the casual beer drinker and encouraging sales of our beers without restricting our clientele.
- Pending space and licensing constraints, we will offer limited live music on certain days.
- Food options at White Elephant Brewing Company will consist of loose and pre-packaged snacks. Food trucks will be contacted and arranged to be at site as available. Outside food will be welcomed and relationships with local restaurants will be forged to allow for delivery of food.

For more information, please refer to the Page View included with this filing.

## (E) Number of Employees

The Company currently has 5 employees. The Company may hire or discharge employees in the future to meet its objectives.

## (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

Please refer to Appendix A for additional risks to consider when investing in this offering.

## (G) Target Offering Amount and Offering Deadline

| | |
|---|---|
| Target Offering Amount | $50,000 |
| Offering Deadline | March 24, 2021 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

## (H) Commitments that Exceed the Target Offering Amount

| | |
|---|---|
| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
| What is the maximum you will accept in this Offering? | $100,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

## (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Start-Up Capital | $47,000 | $94,000 |
| Mainvest Compensation | $3,000 | $6,000 |
| TOTAL | $50,000 | $100,000 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business

expenditures and economic factors.

## (J) The Investment Process

### To Invest

- Review this Form C and the [Campaign Page](Campaign Page)
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

### TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

### Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](Educational Materials).

## (K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a

Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 1.0 - 2.0%[2] |
| Payment Deadline | 2027-07-01 |
| Maximum Payment Multiple[3]<br>- Early Investors<br>- All Other Investors | 1.8 x<br>1.6 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 0.48% |

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 2.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $50,000 | 1.0% |
| $62,500 | 1.2% |
| $75,000 | 1.5% |
| $87,500 | 1.8% |
| $100,000 | 2.0% |

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.6x cap.

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

## Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

## No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

## Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

## Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

## Other Classes of Securities

| Name of Security | Limited Liability Company Interests |
| --- | --- |
| Number of Shares Outstanding | N/A |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | N/A |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

### Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

### The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Danielle Quisenberry | 25% |
| Samantha Quisenberry | 25% |
| Rebecca Quisenberry | 25% |
| Patricia Quisenberry | 25% |

### How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

### How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

### (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

### (O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the

offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

## (P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

## (Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

## (R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

## (S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the White Elephant Brewing Company, LLC's fundraising. However, White Elephant Brewing Company, LLC may require additional funds from alternate sources at a later date.

No operating history

White Elephant Brewing Company, LLC was established in December 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

## (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

### Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

|  | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $1,179,816 | $1,321,394 | $1,453,533 | $1,555,280 | $1,633,044 |
| Cost of Goods Sold | $166,455 | $186,429 | $205,071 | $219,425 | $230,396 |
| Gross Profit | $1,013,361 | $1,134,965 | $1,248,462 | $1,335,855 | $1,402,648 |
| EXPENSES |  |  |  |  |  |
| Rent | $83,376 | $85,460 | $87,596 | $89,785 | $92,029 |
| Utilities | $30,000 | $30,750 | $31,518 | $32,305 | $33,112 |
| Insurance | $48,000 | $49,200 | $50,430 | $51,690 | $52,982 |
| Legal/Professional | $900 | $922 | $945 | $968 | $992 |
| Licenses/Permits/Admin | $8,400 | $8,610 | $8,825 | $9,045 | $9,271 |
| Repairs & Maintenance | $1,200 | $1,230 | $1,260 | $1,291 | $1,323 |
| Payroll | $67,680 | $69,372 | $71,106 | $72,883 | $74,705 |
| Tax | $10,800 | $11,070 | $11,346 | $11,629 | $11,919 |
| Telecom | $2,400 | $2,460 | $2,521 | $2,584 | $2,648 |
| Janitorial/Linens | $4,800 | $4,920 | $5,043 | $5,169 | $5,298 |
| Misc/Supplies | $17,400 | $17,835 | $18,280 | $18,737 | $19,205 |
| Operating Profit | $738,405 | $853,136 | $959,592 | $1,039,769 | $1,099,164 |

## (U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

### Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

## (V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

## (W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

## (X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

## (Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

### Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
| --- | --- | --- |
| Total Assets | $0 | $0 |
| Cash & Cash Equivalents | $0 | $0 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $0 | $0 |
| Cost of Goods Sold | $0 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $0 | $0 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V